

07004387

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champaign Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6400 Perimeter Drive
(No. and Street)

Dublin	OH	43016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa C. Peters, Treasurer 614-210-2402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek
(Name – *if individual, state last, first, middle name*)

10 West Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lisa C. Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champaign Investment Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



WENDY J. BRENNER
NOTARY PUBLIC
STATE OF OHIO
MY COMM. EXP.

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAMPAIGN INVESTMENT COMPANY
(A wholly-owned subsidiary of Futura Banc Corp.)
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2006

CHAMPAIGN INVESTMENT COMPANY
(A wholly-owned subsidiary of Futura Banc Corp.)
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2006

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Champaign Investment Company
Dublin, Ohio

We have audited the accompanying statement of financial condition of Champaign Investment Company as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champaign Investment Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

(Continued)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 20, 2007

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 67,064
Deposit with clearing broker	60,593
Broker fees and commissions receivable	6,450
Furniture and equipment, net of accumulated depreciation of $10,921	9,197
Goodwill	165,185
Prepaid expenses and other assets	18,112
	$ 326,601
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 35,853
Stockholder's equity	
Common stock, no par value; 850 shares authorized, 308 shares issued and outstanding	607,000
Accumulated deficit	(316,252)
Total stockholder's equity	290,748
	$ 326,601

See accompanying notes to financial statements.

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

Revenues	
Brokerage commissions	$ 149,546
Insurance commissions	56,707
Investment advisory fees	56,444
Interest and dividends	6,879
Other	63
	269,639
Expenses	
Compensation and benefits	173,141
Commission to independent representatives	97,981
Clearing broker fees	36,535
Communication and data processing	3,886
Professional services	18,906
Equipment	6,320
Supplies	1,464
Regulatory and licensing fees	9,323
Insurance	3,160
Other	25,439
	376,155
Loss before income taxes	(106,516)
Income tax benefit	32,600
Net loss	$ (73,916)

See accompanying notes to financial statements.

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

	Common Stock	Accumulated Deficit	Total
Balance at January 1, 2006	$ 607,000	$(242,336)	$ 364,664
Net loss	--	(73,916)	(73,916)
Balance at December 31, 2006	$ 607,000	$(316,252)	$ 290,748

See accompanying notes to financial statements.

CHAMPAIGN INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (73,916)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	3,252
Changes in assets and liabilities	
Increase in deposit with clearing broker	(2,654)
Increase in broker fees and commissions receivable	(337)
Deferred income taxes	(101)
Decrease in prepaid expenses and other assets	6,394
Increase in accounts payable and other liabilities	13,774
Net cash used in operating activities	(53,588)
Cash flows from investing activities	
Purchases of furniture and equipment	(9,567)
Net cash used in investing activities	(9,567)
Net change in cash and cash equivalents	(63,155)
Cash and cash equivalents at beginning of year	130,219
Cash and cash equivalents at end of year	$ 67,064

Supplemental cash flow information:

Tax refund	$ 19,189

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Champaign Investment Company (Company) is a fully disclosed introducing broker and dealer in securities, and is a registered investment advisor. The Company was incorporated in October 1995 and commenced operations as a registered investment advisor in July 1996. The license to also operate as a fully disclosed introducing broker dealer was obtained in April 1998. The Company operates as a wholly-owned subsidiary of Futura Banc Corp. (Futura).

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.

Cash Flow Reporting: The Company considers cash on hand and short-term investments having original maturities of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: The Company records commissions from securities transactions on a trade date basis as securities transactions occur. The Company recognizes fees from its investment advisory services on a pro rata basis over the term of the contract. The Company recognizes insurance commissions on a pro rata basis over the term of the contract.

Furniture and Equipment: Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed over the assets' useful lives on a straight-line basis, which range from three to seven years.

Income Taxes: The Company's operating results are included in the consolidated federal income tax return of Futura. The Company has entered into a tax sharing agreement with Futura whereby the Company agrees to calculate federal income taxes at the consolidated tax rate, and the amount of current tax expense or benefit calculated is either remitted to or received from Futura. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

Goodwill: Goodwill resulted from the Futura acquisition in 2000 and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities. Goodwill is not amortized; it is assessed at least annually for impairment and any such impairment is recognized in the period identified.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations: At December 31, 2006, the Company had $48,990 invested in the Federated Automated Cash Management Trust SS.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 2 – FULLY DISCLOSED CLEARING AGREEMENT

The Company has entered into a fully disclosed clearing agreement with ADP Clearing & Outsourcing (ADP) whereby customer accounts are cleared and carried by ADP. The agreement calls for the Company to maintain a deposit balance in an account maintained by ADP. The deposit amount, according to the original agreement, was $50,000 subject to increases based upon the volume and nature of transactions. At December 31, 2006, the Company had $60,593 in cash on deposit to satisfy this requirement and this is included as a separate line item on the statement of financial condition. The original contract period was for two years from the date of commencement and is automatically renewable for one-year periods thereafter, unless written notice of termination is given by either party. Additionally, the Company had a $6,450 receivable from ADP as of December 31, 2006.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company had cash on deposit of $4,239 with Champaign National Bank (Bank), a wholly-owned subsidiary of Futura at December 31, 2006. The Company had rental expenses of approximately $6,000 waived during the current reporting period by the Bank as well. Futura has historically injected capital into the Company as needed to maintain adequate net capital under Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). On February 20, 2007, Futura approved a capital contribution of $25,000 to the Company.

(Continued)

NOTE 4 - EMPLOYEE BENEFIT PLANS

Eligible employees participate in the 401(k) profit sharing plan sponsored by, Futura. The annual expense of the plan is equal to the sum of employer non-matching contributions and employer matching contributions. Employer non-matching contributions are made at the discretion of Futura's Board of Directors in the amount of 3.5% of compensation. Employer non-matching contributions are allocated based on proportionate compensation, except for participants with compensation more than the social security wage base. These employees receive an additional allocation on excess compensation equal to the lesser of 5.7% of compensation or the lowest non-matching contribution allocated to any other eligible participant expressed as a percentage of compensation. Employer matching contributions range from 0% to 100% of employee 401(k) contributions. Employee 401(k) contributions exceeding 6.5% of a participant's compensation are not eligible for employer matching contributions. Employee 401(k) contributions are vested at all times. Employer non-matching contributions are vested after five years of service. Matching contributions made for plan years beginning January 1, 2001 are vested after three years. The 2006 expense related to this plan was $8,000.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $98,131, which was $48,131 in excess of its required net capital of $50,000. At December 31, 2006, the Company's aggregate indebtedness to net capital ratio was .32 to 1.

NOTE 6 – RULE 15c3-3 EXEMPTION

The Company is exempt from rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(Continued)

NOTE 7 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Futura. The Company files its own state and local tax returns.

Income tax benefit was as follows:

Current	$ (32,499)
Deferred	(101)
	$ (32,600)

Year-end deferred tax liabilities of $3,982 resulted from a difference in depreciation expense recognized for book and tax purposes.

Income tax expense differed from the amount determined by applying the statutory federal income tax rate to income before income taxes primarily due to non-deductible meals and entertainment expenses and the use of the consolidated entity's effective tax rate.

SUPPLEMENTARY INFORMATION

CHAMPAIGN INVESTMENT COMPANY
SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Computation of net capital	
Total stockholder's equity	$ 290,748
Allowable credit for deferred federal income taxes	3,982
Deductions and other charges:	
Nonallowable assets	
Commission receivable	2,971
Furniture and equipment, net	9,197
Goodwill	165,185
Prepaid expenses and other assets	18,112
Haircut on securities	1,134
	196,599
Net capital	$ 98,131
Aggregate indebtedness	
Item included in statement of financial condition	
Accounts payable and accrued expenses	$ 31,871
Total aggregate indebtedness	$ 31,871
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of total aggregate indebtedness or $50,000)	$ 50,000
Excess net capital	$ 48,131
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 94,944
Ratio: Aggregate indebtedness to net capital	32%

Note: The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2006, as filed on Form X-17A-5 by Champaign Investment Company.

CHAMPAIGN INVESTMENT COMPANY
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Champaign Investment Company (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Champaign Investment Company
Dublin, Ohio

In planning and performing our audit of the financial statements of Champaign Investment Company (Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in a accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 20, 2007

END